Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Six Months Ended June 30,	Year Ended December 31,			Seven Months Ended December 31,	Five Months Ended	Year Ended December 31,
2011 (Successor)	2010 (Successor)	2009 (Successor)	2008 (Successor)	2007 (Successor)	May 31, 2007 (Predecessor)	2006 (Predecessor)
—	—	—	—	—	—	1.02x

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of deferred financing cost.  If we consistently incur net losses before income tax, we may not be able to maintain a ratio of greater than 1.00 to 1.00.  In 2006 we had income before taxes of $664,000 generating a ratio of 1.02 to 1.00.  Due to our losses for the years ended December 31, 2010, 2009, and 2008, seven months ended December 31, 2007, and five months ended May 31, 2007 the ratio in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $14.9 million during the six months ended June 30, 2011 and $27.4, $30.1, $38.9, $26.3, and $47.0 million for the years ended December 31, 2010, 2009, and 2008, seven months ended December 31, 2007, five months ended May 31, 2007, respectively, to achieve a ratio of 1.00:1.00.